SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021.

Commission File Number

LI-CYCLE HOLDINGS CORP.

Li-Cycle Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

On August 10, 2021, Li-Cycle Holdings Corp. (“Li-Cycle”) consummated the previously announced business combination (the “Business Combination”) by and among Li-Cycle, Peridot Acquisition Corp. (“Peridot”), and Li-Cycle Corp., an Ontario corporation (“Li-Cycle Corp.”).

In connection with the consummation of the Business Combination, on August 10, 2021 Li-Cycle filed with the Ontario Securities Commission a non-offering prospectus that included a copy of its Registration Statement on Form F-4 (No. 333-254843) containing a prospectus of Li-Cycle and proxy statement of Peridot relating to the Business Combination which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 15, 2021, as well as supplemental disclosures including the financial statements of Li-Cycle Corp for the three- and six-month periods ended April 3, 2021 and corresponding “Management’s Discussion and Analysis of Financial Results” and certain material contracts of Li-Cycle.

Exhibits

Exhibit Number	Exhibit Description
10.1	Ground Lease Agreement by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC dated August 3, 2021 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of North America Hub, Inc. thereunder
99.1	Non-Offering Prospectus of Li-Cycle Holdings Corp. as filed with the Ontario Securities Commission on August 10, 2021
99.2	Unaudited Financial Statements of Li-Cycle Corp. as of and for the Three and Six Months ended April 30, 2021
99.3	Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ended April 30, 2021
99.4	Unaudited Pro Forma Condensed Combined Financial Information as of and for the period ended April 30, 2021
99.5	Audited Financial Statements of Li-Cycle Holdings Corp. as of May 31, 2021
99.6	Press Release, dated August 10, 2021

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: August 11, 2021